September 13, 2018

VIA EDGAR

Dominic Minore

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Registration Statement on Form N-14 filed by ClearBridge Energy MLP Opportunity Fund Inc., File No. 333-226149

Dear Mr. Minore:

On behalf of ClearBridge Energy MLP Opportunity Fund Inc. (the “Fund”), we are providing the following response to a comment received by telephone from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on September 11, 2018. The comment was with respect to the Fund’s Pre-Effective Amendment No. 2 to the above referenced Registration Statement on Form N-14 originally filed with the Commission on July 12, 2018. For convenience of reference, the comment of the Staff has been reproduced herein. As agreed with the Staff, the revised disclosure will be included in a filing pursuant to Rule 497 under the Securities Act of 1933, as amended, to be made after the Registration Statement is declared effective.

Proxy Statement/Prospectus Comment

1.

In your response to Comment 1 in your Correspondence Letter dated September 10, 2018, you stated that “In response to the Staff’s comment, the Fund has added disclosure that it currently does not intend to invest more than 15% of its managed assets in issuers that are excluded from the definition of “investment company” by Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.” Please revise your disclosure to change managed assets to net assets.

In response to the Staff’s comment, the Fund confirms it will revise the disclosure to state that it currently does not intend to invest more than 15% of its net assets in issuers that are excluded from the definition of “investment company” by Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act. The Fund confirms that it currently does not exceed and in the future will limit its investments in issuers that are excluded from the definition of “investment company” by Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act to no more than 15% of its net assets.

Please call Sarah Cogan (212-455-3575) or Rafael Vasquez (212-455-3566) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ SIMPSON THACHER & BARTLETT LLP